

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group


05008261

12 April 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 April 2005, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB and its subsidiaries: Proposed extension to the Redemption date of 31 March 2005 of the zero-coupon redeemable secured RM denominated bonds and Repayment date of 31 March 2005 of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

SUPPL

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Reference No AA-050411-63023

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEELCORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")
DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB AND ITS SUBSIDIARIES
PROPOSED EXTENSION TO THE:
1. REDEMPTION DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2. REPAYMENT DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");
(COLLECTIVELY REFERRED TO AS "PROPOSED EXTENSION")

* **Contents :-**

Reference is made to the announcement on 25 March 2005 regarding the issuance of notices of meetings dated 25 March 2005 to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the approval of the relevant Bondholders and relevant SPV Debt Holders for the Proposed Extension.

The Board of Directors of ACB wishes to announce that at the meetings of the Bondholders and SPV Debt Holders held earlier today, the resolutions tabled thereat in relation to the Proposed Extension were duly passed.

The remaining approvals for the Proposed Extension are to be obtained from:

1. Securities Commission; and
2. Bank Negara Malaysia.

We shall keep the Exchange informed of further development in respect of the above matter in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)